# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FORTRESS CREDIT REALTY INCOME TRUST, CIK 0002026738
CUSIP: 34966K304
Title of class of securities: Class E common shares of beneficial interest, $0.01 per share par value
Address of issuer's principal executive offices: 1345 Avenue of the Americas, New York, New York (NY), 10105
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001140361-25-004337
Filed by CIK 0002024046

## Reporting persons
- FIG LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 998,345; sole dispositive power 0; shared dispositive power 998,345; aggregate amount beneficially owned 998,345 (2.03% of the class)
  Comment: The reported percentage is calculated based on 49,114,315 common shares ("Common Shares") outstanding as of May 13, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q ("Form 10-Q") filed with the Securities and Exchange Commission ("SEC") on May 13, 2025.
- Fortress Operating Entity I LP: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 998,345; sole dispositive power 0; shared dispositive power 998,345; aggregate amount beneficially owned 998,345 (2.03% of the class)
  Comment: The reported percentage is calculated based on 49,114,315 Common Shares outstanding as of May 13, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on May 13, 2025.
- FIG Blue LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 998,345; sole dispositive power 0; shared dispositive power 998,345; aggregate amount beneficially owned 998,345 (2.03% of the class)
  Comment: The reported percentage is calculated based on 49,114,315 Common Shares outstanding as of May 13, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on May 13, 2025.
- Fortress Investment Group LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 998,345; sole dispositive power 0; shared dispositive power 998,345; aggregate amount beneficially owned 998,345 (2.03% of the class)
  Comment: The reported percentage is calculated based on 49,114,315 Common Shares outstanding as of May 13, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on May 13, 2025.
- FINCO I Intermediate Holdco LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 998,345; sole dispositive power 0; shared dispositive power 998,345; aggregate amount beneficially owned 998,345 (2.03% of the class)
  Comment: The reported percentage is calculated based on 49,114,315 Common Shares outstanding as of May 13, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on May 13, 2025.
- FINCO I LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 998,345; sole dispositive power 0; shared dispositive power 998,345; aggregate amount beneficially owned 998,345 (2.03% of the class)
  Comment: The reported percentage is calculated based on 49,114,315 Common Shares outstanding as of May 13, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on May 13, 2025.
- FIG Parent, LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 998,345; sole dispositive power 0; shared dispositive power 998,345; aggregate amount beneficially owned 998,345 (2.03% of the class)
  Comment: The reported percentage is calculated based on 49,114,315 Common Shares outstanding as of May 13, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on May 13, 2025.
- Foundation Holdco LP: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 998,345; sole dispositive power 0; shared dispositive power 998,345; aggregate amount beneficially owned 998,345 (2.03% of the class)
  Comment: The reported percentage is calculated based on 49,114,315 Common Shares outstanding as of May 13, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on May 13, 2025.
- FIG Buyer GP, LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 998,345; sole dispositive power 0; shared dispositive power 998,345; aggregate amount beneficially owned 998,345 (2.03% of the class)
  Comment: The reported percentage is calculated based on 49,114,315 Common Shares outstanding as of May 13, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on May 13, 2025.

## Item 1. Issuer
Name of issuer: FORTRESS CREDIT REALTY INCOME TRUST
Address of issuer's principal executive offices: 1345 Avenue of the Americas, New York, New York, 10105

## Item 2. Person Filing
Name of person filing:
This statement is being jointly filed by each of the entities below pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act, all of whom together are referred to herein as the "Reporting Persons":

(i) FIG LLC, a Delaware limited liability company, which directly holds Class E common shares of the Issuer;
(ii) Fortress Operating Entity I LP, a Delaware limited partnership, which is the sole owner of FIG LLC;
(iii) FIG Blue LLC, a Delaware limited liability company, which is the general partner of Fortress Operating Entity I LP;
(iv) Fortress Investment Group LLC, a Delaware limited liability company, which is the sole member of FIG Blue LLC;
(v) FINCO I Intermediate Holdco LLC, a Delaware limited liability company, which is the sole member of Fortress Investment Group LLC;
(vi) FINCO I LLC, a Delaware limited liability company, which is the sole member of FINCO I Intermediate Holdco LLC;
(vii) FIG Parent, LLC, a Delaware limited liability company, which is the sole member of FINCO I LLC;
(viii) Foundation Holdco LP, a Delaware limited partnership, which is the sole member of FIG Parent, LLC; and
(ix) FIG Buyer GP, LLC, a Delaware limited liability company, which is the general partner of Foundation Holdco LP.
Address of principal business office or, if none, residence:
The principal business address of each of the Reporting Persons is as follows:

c/o Fortress Investment Group LLC
1345 Avenue of the Americas, 46th Floor
New York, New York 10105
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Item 9 on each cover page.

This Amendment No. 1 is being filed to reflect the change in percentage ownership previously reported solely as a result of the change in the outstanding Common Shares as of May 13, 2025, as reported on the Form 10-Q, filed by the Issuer with the SEC on May 13, 2025. The Reporting Persons have no other changes to the Reporting Persons' ownership or to the information previously reported and are making a voluntary filing to report that the Reporting Persons' ownership has decreased below 5%.

The filing of this statement shall not be deemed an admission by any of the Reporting Persons, of beneficial ownership of the reported securities for purposes of Section 13(d) or Section 13(g) or for any other purpose.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- FIG LLC: /s/ David N. Brooks, David N. Brooks/Secretary (08/14/2025)
- Fortress Operating Entity I LP: /s/ David N. Brooks, By FIG Blue LLC, its general partner/By: David N. Brooks/Secretary (08/14/2025)
- FIG Blue LLC: /s/ David N. Brooks, David N. Brooks/Secretary (08/14/2025)
- Fortress Investment Group LLC: /s/ David N. Brooks, David N. Brooks/Secretary (08/14/2025)
- FINCO I Intermediate Holdco LLC: /s/ David N. Brooks, David N. Brooks/Secretary (08/14/2025)
- FINCO I LLC: /s/ David N. Brooks, David N. Brooks/Secretary (08/14/2025)
- FIG Parent, LLC: /s/ David N. Brooks, David N. Brooks/Secretary (08/14/2025)
- Foundation Holdco LP: /s/ David N. Brooks, By: FIG Buyer GP, LLC, its general partner/By: David N. Brooks, Secretary (08/14/2025)
- FIG Buyer GP, LLC: /s/ David N. Brooks, David N. Brooks/Secretary (08/14/2025)
Comment: Joint Filing Agreement, dated as of February 13, 2025, incorporated by reference to this Schedule 13G